Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333-256591

ARQIT BUSINESS UPDATE AND INVESTOR AND ANALYST DAY ON WEDNESDAY, AUGUST 18, 2021 AT 1:00 p.m. ET

•	Arqit announces business update
•	Investor and analysts invited to public presentation

London, UK – 10 August 2021 – Arqit Limited (“Arqit”), a leader in quantum encryption technology and Centricus Acquisition Corp. (Nasdaq: CENH, CENHW, CENHU) (“Centricus”), a special purpose acquisition company, today announced that they will host an Investor and Analyst Day on Wednesday, August 18, 2021 from 1:00 p.m. to 3:00 p.m. Eastern Time.

Presenters will include Centricus CEO Garth Ritchie and Arqit CEO David Williams. Following the presentation, attendees will have the opportunity to participate in a question-and-answer session.

All are invited to listen to the live event by registering here.

A replay of the Investor and Analyst Day webcast will be available on the websites of both Centricus and Arqit by clicking here or here.

Arqit will also offer a business update, following the confirmation last week that the Registration Statement on Form F-4 in connection with the previously announced business combination (the “Business Combination”) with Centricus has been declared effective by the Securities and Exchange Commission (the “SEC”).

Following the announcement of the Business Combination on May 12, 2021, on August 2, 2021 we announced that the shareholder vote for Centricus shareholders will take place on August 31.

Over the past three months since the announcement of the Business Combination, Arqit has also made great strides in developing the business.

Arqit previously notified investors of its intention to launch QuantumCloudTM release 1.0 by December, 2021. After successful customer testing, it was able to do this in July, 2021, considerably ahead of schedule. QuantumCloudTM is now being shipped to a further twenty enterprise and government customers for integration and testing. Arqit is confident that billing for commercial service will begin before the end of December, 2021. QuantumCloudTM enables any end-point or cloud machine to create symmetric encryption keys which cannot be broken, are created in the moment they are needed for one time use then discarded and can never be known by a third party. Arqit believes there is no other product available which can combine these elements.

The system relies on “root source keys”, which are currently delivered to data centers (as an ingredient in the end point key creation process) using ground-based equipment. In 2023 Arqit is targeting to launch quantum satellites using its ground-breaking patented Quantum Protocol ARQ19, which means that the creation of the root source keys will be fully quantum safe – an upgrade which will protect the entire end to end network against any future quantum attack.

Arqit believes its technology is globally unique, and during the past three months, Arqit has increased the number of patent claims filed by 30% to 1,435 patent claims on 21 pending or allowed patents. To Arqit’s knowledge, it is several years ahead of any competitor in the development of equivalent technology. Potential rivals have announced small research projects to attempt to devise technology which might compete with Arqit, however Arqit believes that its pending and allowed patents will provide it with strong protection while it scales its commercial operations.

Although Arqit has had only limited sales and marketing capacity in advance of access to additional funding in connection with the completion of the Business Combination, it has been successful in generating strong customer traction. In May 2021, Arqit announced that distribution partners British Telecom and Sumitomo signed significant multiyear revenue contracts to take its products to market in the UK and Japan. In June, Arqit announced at the G7 conference that service provider customers like Northrop Grumman, Honeywell and Leonardo, and agencies representing six governments, have joined Arqit’s Federated Quantum System project to assess and build the government “private instance” version of the technology. Arqit expects that long-term contracts from these governments will follow in the next phase providing strong underpinning to its business.

In July 2021, Arqit published research that showing that blockchain software is fundamentally compromised by quantum attack and that new versions of public key algorithms will not enable blockchain to work securely and efficiently. Arqit believes that blockchain technology has high potential in applications involving accounting, payments and supply chains, but not unless the cryptographic problem is solved. Arqit’s research describes the very definitive solution that it has created for this problem. The first contract to use this technology is a self-sovereign identity (SSI) system, which Arqit announced that it is building for global law firm Dentons. Identity is of fundamental importance not only to human interactions but also to machine-to-machine communications and is the underpinning of a successful mass market implantation of any blockchain system. Arqit is now working with a number of organisations to create new forms of payment systems and a new form of decentralised blockchain system which is not only permanently quantum safe but is also highly energy efficient.

Founder Chairman and CEO for Arqit, David Williams said: “Our pipeline of potential business has continued to grow strongly, and it is confident in its ability to sign and announce new blue-chip companies to the QuantumCloudTM network in the near future. With the additional funding from the completion of the Business Combination, along with the transparency and investor relations benefits of the related NASDAQ listing, Arqit is excited to increase the scale and reach of its commercial operations and is looking forward to updating investors and analysts at the forthcoming presentation day”.

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About Arqit Limited:

Arqit supplies a unique quantum encryption Platform-as-a-Service which makes the communications links of any networked device secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent of less than 200 lines of code, which can create keys in partnership with any other device. The keys are computationally secure, don’t exist until the moment they are needed and can never be known by a third party. QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device.

On May 12, 2021, Arqit entered into a definitive agreement to combine with Centricus Acquisition Corp. (NASDAQ: CENHU, CENH, CENHUW), a special purpose acquisition company, which would result in Arqit becoming a publicly listed company on the Nasdaq Stock Market under the name Arqit Quantum Inc.

About Centricus Acquisition Corp.

Centricus Acquisition Corp. (NASDAQ: CENH, CENHW, CENHU) is a blank check company incorporated as a Cayman Islands exempted limited liability company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Centricus Acquisition Corp., chaired by Manfredi Lefebvre d'Ovidio, raised $345 million in its IPO in February 2021, which was upsized due to strong demand and included the underwriters' full over-allotment option. Centricus Acquisition Corp. was founded by the London-based global investment firm Centricus, the Monaco-based investment group Heritage and Carlo Calabria.

Media relations Enquiries:

Arqit:	Julie Moon T: +44 7769 9960 E: Julie.moon@arqit.uk
SEC Newgate:	arqit@secnewgate.co.uk

Investor relations Enquiries:

Gateway:	Alex Thompson and John Yi T: 949-574-3860 E: arqit@gatewayir.com

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.